J. Page Davidson
pdavidson@bassberry.com
(615) 742-6253

Jay H. Knight
jknight@bassberry.com
(615) 742-7756

May 10, 2018

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	Mara L. Ransom
Lisa M. Kohl
Courtney Haseley
Yolanda Guobadia
William Thompson

Re:	i3 Verticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted on March 23, 2018
CIK No. 0001728688

Ladies and Gentlemen:
On behalf of i3 Verticals, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 12, 2018, as amended by Amendment No. 1 on March 23, 2018 (the “Draft Submission”).
Amendment No. 2 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Gregory Daily, the Company’s Chief Executive Officer, dated April 10, 2018. The response provided herein is based on

United States Securities and Exchange Commission
May 10, 2018

information provided to Bass, Berry & Sims PLC by the Company. For your convenience, we are also providing four copies of Amendment No. 2, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.
The Staff’s comment is set forth in italics in the numbered paragraph below, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in Amendment No. 2.
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
10. Segments, page F-18

1.
We reviewed the revisions to your disclosure in response to comment 22. We are unable to compute the amount of processing margin presented in the table based on the definition in footnote (a). Please provide us with your calculation of processing margin for each year. This comment is also applicable to Note 16 on page F-54.

Response: We acknowledge the Staff’s comment and advise that the processing margin presented in Footnote 10 of our interim financial statements has been revised to remedy a clerical error. The Registration Statement has been revised in accordance with Rule 8-08 of Regulation S-X to present the unaudited condensed consolidated financial statements of the Company as of March 31, 2018 and for the six months ended March 31, 2018 and 2017. In conjunction with that update, Footnote 10 of the interim financial statements has also been updated.
Processing margin for each segment is equal to revenue less interchange and network fees, less other costs of services. Please see pages F-20 to F-21 and F-57 of Amendment No. 2 for relevant disclosure.
* * * * *

Please do not hesitate to contact the undersigned at (615) 742-6253 or (615) 742-7756, respectively, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ J. Page Davidson
J. Page Davidson, Esq.

and

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Greg Daily, Chairman and CEO
Clay Whitson, Chief Financial Officer
Paul Maple, General Counsel
Scott Meriwether, Senior Vice President - Finance